February 23, 2021
VIA EDGAR
Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street NE
Washington, DC 20549-4644
RE:	Minnesota Life Insurance Company
Minnesota Life Individual Variable Universal Life Account
Post-Effective Amendment Numbers 16 and 89 to Registration Statement
on Form N-6 (File Numbers 333-183590 and 811-22093)
Commissioners:
This post-effective amendment to the Registration Statement on Form N-6 for the above-referenced Minnesota Life Individual Variable Universal Life Account (the “Registrant”) is filed electronically with the Securities and Exchange Commission (the “Commission”) pursuant to the Commission’s EDGAR system. The amendment will be filed pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”). In that regard, the Registrant requests that the filing become effective May 1, 2021.
As set forth in the Registrants pre-filing letter of February 17, 2021, this amendment is filed to comply with Securities and Exchange Commission Rule 498A and its requirements for organization of the Form N-6 Registration Statement. A copy of the February 17, 2021 letter requesting template filing relief under Rule 485(b)(1)(vii) and detailing the replicate registration statement filings is filed along with this letter.
Any questions and comments that you may have regarding this filing may be directed to the undersigned at (651) 665-4593.
Sincerely,
/s/ Timothy E. Wuestenhagen
Timothy E. Wuestenhagen
Senior Counsel
TEW:mab